O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM

DIRECT DIAL:  212.451.2260

October 20, 2020

VIA EDGAR AND ELECTRONIC MAIL

Joshua Shainess, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apartment Investment and Management Company (“AIV” or the “Company”)
PRER14A Revised Preliminary Proxy Materials on Schedule 14A
(the “Revocation Statement”)
Filed on October 16, 2020
File No. 001-13232

Dear Mr. Shainess:

We are writing this letter on behalf of our client, Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings”), regarding the Revocation Statement filed by the Company with the Securities and Exchange Commission on October 16, 2020 with respect to Land & Buildings’ solicitation of written requests to call a special meeting of the Company’s shareholders (the “Special Meeting”).

We have reviewed AIV’s Revocation Statement with Land & Buildings and have noted below what Land & Buildings believes to be violations by AIV of Rule 14a-9 of the Securities Exchange Act of 1934 (“Rule 14a-9”) relating to certain false and misleading statements in the Revocation Statement. Given the material negative impact such false and misleading statements can have on a shareholder’s decision to submit a written request to call the Special Meeting, Land & Buildings respectfully requests that the Company be required to correct the false and misleading statements identified below.

Unless specifically stated otherwise, the page numbers in the responses refer to pages of the Revocation Statement as applicable, and the defined terms used herein have the definitions given to them in the Revocation Statement.

The Company’s Revocation Statement Contains Certain False and Misleading Statements in Violation of Rule 14a-9

I.	We believe the following series of statements by AIV regarding Land & Buildings’ Special Meeting solicitation are false, misleading and/or contain material omissions:

“Holding a special meeting risks diverting significant time and resources for a transaction which, based on its ongoing stockholder engagement, the Board believes has strong support from and will create substantial value for stockholders.…”

PRER14A, October 16, 2020. (Page 3, emphasis added).

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October 20, 2020

“A special meeting will cause the Company to incur significant and unpredictable costs, including legal, financial, advisory, solicitation and public relations expenses.…”

PRER14A, October 16, 2020. (Page 3, emphasis added).

Land & Buildings believes that the Company lacks sufficient factual foundation to make these assertions, thereby making such statements highly misleading.

With respect to the Company’s claim that it has “strong support” from its shareholders regarding the Spin-Off, Land & Buildings finds this hard to believe given its conversations with investors to date, which suggest quite the contrary, i.e. that such shareholder support for the Spin-Off is lacking and that shareholders share its concerns regarding the proposed transaction. Further, as disclosed in Land & Buildings’ public solicitation materials filed with the SEC, a Citigroup survey of investors and clients indicated that 72% believe the transaction will not create additional value and 90% believe AIV should have a shareholder vote to approve the transaction. Land & Buildings does not see any corresponding support for the Company’s assertion that it has strong support from shareholders on the proposed Spin-Off.

Turning to the second statement identified above, Land & Buildings questions on what basis the Board can genuinely assert that the Company will incur “significant” costs in connection with Land & Buildings’ solicitation, particularly in relation to the size of the Company and the amount of value destruction that Land & Buildings estimates shareholders will incur as a result of the Spin-Off. As disclosed in Land & Buildings solicitation materials filed with the SEC, shareholders will incur up to $8 in taxes and neither AIR nor AIV will trade at AIV’s stated NAV of $58 per share as disclosed by the Company in its own September 22, 2020 press release (disclosing approximately $52 per share as representing the high-end of its estimated valuation post-spin).

Land & Buildings believes that if the Board is prepared to create a $1 billion tax bill for shareholders in connection with the proposed spin-off transaction, then it is highly misleading and disingenuous to claim that the Company will incur significant expenses as a result of Land & Buildings’ solicitation, which is aimed at giving shareholders a say on a value destructive deal that the Board refuses to put to a shareholder vote.

Land & Buildings respectfully requests that the Company be required to revise this disclosure to either (a) delete any unfounded assertions regarding shareholder support for the Company’s proposed Spin-Off or the material costs it expects to incur or (b) clarify the factual foundation upon which the Company is basing its claims to prevent these statements from materially misleading shareholders.

II.	We believe the following statement is also false and misleading in violation of Rule 14a-9.

“… the Board and management determined that the Spin-Off is the best path forward to maximize value for the Company’s stockholders.”

PRER14A, October 16, 2020. (Page 8, emphasis added).

Land & Buildings believes that the Company lacks sufficient factual foundation to assert this claim. As detailed at length in Land & Buildings’ definitive solicitation statement filed with the SEC on October 16, 2020 and its other publicly filed solicitation materials, Land & Buildings believes that the Board did not conduct a comprehensive review of all strategic alternatives for the Company, including a sale, particularly given the extraordinary appetite by private institutional investors for high-quality apartments. Land & Buildings believes that completing a spin-off without fully and objectively evaluating all opportunities for the Company’s real estate could result in material shareholder value destruction. Indeed, that is precisely Land & Buildings’ concern regarding the proposed Spin-Off.

October 20, 2020

How can the Board claim that the Spin-Off is the best path forward despite market conditions indicating the contrary and without having conducted a full strategic review process, including a sale of the Company (as disclosed in the Company’s own public materials, which imply a sale was not considered)? The Board’s and management’s troubling track record of underperformance, together with the tax benefits the current CEO and Chairman is expected to gain under the proposed transaction, cause Land & Buildings to further question whether the proposed transaction was devised with the best interests of shareholders in mind, particularly given that the Spin-Off is not subject to shareholder approval and is expected to close prior to the Company’s 2021 annual meeting of shareholders, when shareholders would have an opportunity to elect directors that they believe represent their best interests.

Land & Buildings respectfully requests that the Company be made to revise this disclosure to either delete or clarify any reference to the proposed spin-off transaction being characterized as the “best” path forward to maximize value for the Company’s shareholders to prevent this statement from materially misleading shareholders.

III.	We believe the following statements regarding the Company’s proposed Spin-Off are false, misleading and/or contain material omissions:

The Board based this conclusion on, among other things, its belief that the Spin-Off will (i) significantly reduce risk for the Multi-Family REIT by avoiding development and redevelopment and lowering leverage and maintaining a safe balance sheet, (ii) position the Multi-Family REIT as a simple, transparent and predictable company, (iii) be structured to increase the Multi-Family REIT’s current income as measured by Funds From Operation (FFO), (iv) allows for increased dividends for the Multi-Family REIT because of its higher, more predictable income, . . . and (vi) provide the Multi-Family REIT an opportunity to refresh its tax basis thereby enhancing its ability to manage its portfolio with minimal tax friction.”

PRER14A, October 16, 2020. (Page 3, emphasis added).

Land & Buildings believes these statements are false and misleading for the reasons set forth below.

With respect to statement (i) above, Land & Buildings respectfully advises the Staff that contrary to AIV’s assertion that the Spin-Off will significantly reduce risk by avoiding development and redevelopment, AIR will in fact continue to have a complex relationship with AIV post-spin as disclosed in the Company’s September 14, 2020 press release, relevant excerpts of which are copied below, including leasing the development properties they will get in the spin from AIV, which does not reduce risk, and in fact could amplify it, i.e. if the properties do not perform, AIR will be left with an impaired asset.

•	“Five AIR properties are now under construction or in lease up and are expected to be so at the time of the separation. AIR plans to lease the five properties to Aimco to complete the work now underway. The net leases by AIR are expected to contribute $25 million annually, or approximately 5% of AIR NOI.
•	Aimco will be obligated to complete construction and lease up of each project at Aimco’s cost, and pay a fixed monthly rent to AIR for the duration of the lease, while receiving all property cash flow during the lease period. Upon stabilization of each property, the rent to AIR will increase to reflect the stabilized value. Aimco will then have the option to terminate the lease, triggering the option, but not obligation, for AIR to acquire the leasehold from Aimco at a price below fair market value. If AIR does not exercise its purchase option, Aimco will have the option to purchase the AIR position at its pre-determined value.
•	AIR owns other properties with development or redevelopment potential and will have the right to enter into similar leases with Aimco to secure some of the advantages of their development or redevelopment without execution risk or overhead costs. AIR is under no obligation to Aimco for any additional transactions and is free to engage in similar structures with other parties, subject to Aimco’s right of first refusal.”

October 20, 2020

With respect to statement (ii) identified above, Land & Buildings believes the Company’s purported assertion that the Spin-Off “will position the Multi-Family REIT as a simple, transparent and predictable company” is highly false and misleading as the Company has failed to provide shareholders with material information and documentation regarding AIR, including, without limitation, copies of its Bylaws and Charter, thereby leaving shareholders in the dark regarding material governance features regarding the new entity post-spin. Further, given the risky investments AIR is expected to make in AIV post-spin, as outlined above, predictability is certainly not assured and the Company should not be making false claims to the contrary.

Turning to the Company’s purported belief in statement (iii) above that FFO will increase, Land & Buildings questions how FFO can increase when you divide one company into two, as it is the same money in two places. Accordingly, Land & Buildings believes this statement is false and highly misleading.

Land & Buildings likewise believes the Company’s assertion that the Spin-Off will allow for increased dividends, as set forth in statement (iv) above, is highly misleading. As disclosed on the conference call with investors on September 14, 2020, the CEO specifically stated that the reason that the dividend will be higher is because debt will be refinanced at a lower interest rate, however, he refused to specify the cost of the refinancing which is likely well in excess of the increased dividend. The Board and management have deliberately set up AIR to pay lower dividends as a percent of FFO over time than AIR would have paid if the transaction was not taxable.

With respect to statement (vi) above regarding the Company’s purported belief that the Spin-Off “will provide the Multi-Family REIT an opportunity to refresh its tax basis thereby enhancing its ability to manage its portfolio with minimal tax friction”, Land & Buildings respectfully advises the Staff that this statement is blatantly false and highly misleading. First, “refresh” has no meaning when it comes to taxes – shareholders are paying taxes to step-up that basis. Second, conflicts will occur between the CEO and shareholders when “managing” the portfolio as the vast majority of the CEO’s ownership is in OP units whose tax basis will not be “refreshed” and the CEO will not want to “manage” (sell) any assets as he would personally owe taxes upon any such sale.

Land & Buildings respectfully requests that the Company be made to revise these false and misleading statements to prevent such statements from materially misleading shareholders.

*        *     *     *     *

We are providing the above information in the interest that shareholders of the Company have the opportunity to request that the Company call the Special Meeting based on complete and accurate disclosure.  We hope that our comments will be helpful to the Staff in its own review of the Revocation Statement.  The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,
/s/ Meagan Reda
Meagan Reda

cc:	Jonathan Litt, Land & Buildings Investment Management, LLC Steve Wolosky, Olshan Frome Wolosky LLP